                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                            CHAD THERAPEUTICS, INC.
           (Exact name of the Registrant as specified in its charter)


         California                                      95-3792700
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)


21622 Plummer Street, Chatsworth, California                              91311
(Address of the Registrant's principal executive offices)            (Zip Code)

    Securities to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Act"):

             Title of each class                Name of each exchange on which
             to be so registered                each class is to be registered

       Rights to Purchase Common Stock             American Stock Exchange


    If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check
the following box.                                                           [ ]

    If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General
Instruction A(c)(2), please check the following box                          [ ]

    Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
                                (Title of class)

                                (Title of class)
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Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

    Under a Rights Agreement dated as of March 24, 1997 (the "Rights Agreement") between Chad Therapeutics, Inc. (the "Company") and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"), the Company's Board of Directors has declared a dividend of one right ("Right") for each outstanding share of Common Stock, $.01 par value (the "Common Shares"). The dividend is payable on May 5, 1997 to shareholders of record as of the close business on May 5, 1997. Each Right entitles the registered holder to purchase from the Company one Common Share at an exercise price of $25 (the "Purchase Price"), subject to adjustment.

    The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement, including the form of Rights Certificate and the Summary of Rights attached to the Rights Agreement as Exhibits A and B, is filed as Exhibit 1 to this Registration Statement and is incorporated herein by reference. A copy of the Rights Agreement is available to shareholders free of charge from the Company.

Rights Evidenced by Common Share Certificates

    The Rights will not be exercisable until the Distribution Date (defined below). Until the Distribution Date, certificates for the Rights ("Rights Certificates") will not be sent to shareholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on May 5, 1997 will evidence the Rights related thereto, and Common Share certificates issued after that date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of May 5, 1997, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

    The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) ten days after the first date of public announcement (the "Stock Acquisition Date") that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares in a transaction not approved by the Continuing Disinterested Board, or (ii) ten days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares in a transaction not approved by the Continuing Disinterested Board. The first to occur of such dates is referred to as the "Distribution Date." The term "Continuing Disinterested Board," as used in this Registration Statement, means a majority of the members of the Company's Board of Directors who are not affiliated or associated with an Acquiring Person (or, if there is no Acquiring Person, not affiliated or associated with a person or group that proposes to become an Acquiring Person), who are not officers or employees of the Company, and who either served as directors on March 24, 1997 or were subsequently nominated by a majority of those directors and others so nominated.

Issuance of Rights Certificates

    As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will then evidence the Rights from and after the Distribution Date. All Common Shares issued before the Distribution Date will be issued with Rights. Common Shares issued after the Distribution Date will be issued with Rights if such shares are issued (i) upon the conversion of any convertible securities issued after adoption of the Rights Agreement or (ii) pursuant to the exercise of stock options or under employee benefit plans




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or arrangements unless such issuance would result in (or create a risk that)
such options, plans or arrangements would not qualify for otherwise available special tax treatment. Except as otherwise determined by the Board of Directors, no other Common Shares issued after the Distribution Date will be issued with Rights.

Expiration of Rights

    The Rights will expire on the earliest of (i) May 5, 2007 (the "Final Expiration Date"), or (ii) redemption or exchange of the Rights as described below.

Initial Right to Buy Shares

    Following the Distribution Date and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $25 per Right, one Common Share. If the Company does not have sufficient Common Shares available for all Rights to be exercised or the Board of Directors decides that such action is necessary and not contrary to the interest of Rights holders, the Company may instead substitute cash, assets or other securities for the Common Shares for which the Rights would have been exercisable.

Right to Buy Additional Common Shares

    Unless the Rights are earlier redeemed or expire, if a person or group of associated or affiliated persons becomes the beneficial owner of 15% or more of the Common Shares then outstanding (other than pursuant to a transaction approved by the Continuing Disinterested Board), then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or an affiliated or associate of the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise of the Rights, Common Shares (or, in certain circumstances as determined by the Board of Directors, cash, other property or other securities) having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

    The Rights will not become exercisable upon the acquisition of 15% or more of the Company's outstanding Common Shares by a person or group of associated or affiliated persons if the Continuing Disinterested Board approves that acquisition.

Right to Buy Acquiring Company Shares

    Similarly, unless the Rights are earlier redeemed or expire, if, after a Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's assets or earning power is sold (other than in transactions in the ordinary course of business), proper provision must have been made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or an affiliated or associate of the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise of the Rights, shares of common stock of the acquiring company (or the equity securities or other equity interest having power to control or direct the management of the acquiring company) having a value equal to two times the Purchase Price.

Exchange Provision

    At any time after any Person becomes an Acquiring Person, the Continuing Disinterested Board may cause the Company to exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, for Common Shares at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any stock split, reverse stock split, reclassification, stock dividend or similar transaction occurring after the date of the Rights Agreement.





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Redemption

    At any time on or before the close of business on the earlier of (i) the tenth day after the Stock Acquisition Date, or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right.

Adjustments to Prevent Dilution

    The Purchase Price payable, the number of Rights, and the number of Common Shares or other securities issuable upon exercise of the Rights are subject to adjustment from time to time in connection with dilutive issuances by the Company as set forth in the Rights Agreement.

Cash Paid for Fractional Shares

    No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right. In lieu of fractional shares, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date before the date of exercise.

No Rights as Shareholder Before Exercise

    Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

    Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Continuing Disinterested Board before the Distribution Date. After the Distribution Date, the Rights Agreement may only be amended by the Continuing Disinterested Board, and then only in order to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provision of the Rights Agreement, to make changes which do not adversely affect the interest of holders of Rights (excluding the interest of any Acquiring Person or an affiliate or associate of an Acquiring Person), to shorten or lengthen any time period under the Rights Agreement or to lower to 10% the threshold of beneficial ownership of Common Shares that will trigger a Distribution Date and will cause a person or group to become an Acquiring Person. However, no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable, and no amendment to lengthen any other time period shall be made unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than any Acquiring Person or an affiliate or associate of an Acquiring Person).

Certain Anti-Takeover Effects

    The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights, however, should not interfere with any merger or business combination approved by the Continuing Disinterested Board because the Rights may be redeemed by the Company within ten days (or such later date as may be determined by the Continuing Disinterested Board) after the accumulation of 15% or more of the Company's shares by a single acquiror or group. In addition, the Continuing Disinterested Board may approve such an accumulation in advance, without redeeming the Rights.





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    The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by this reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.





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Item 2.  EXHIBITS

    1. Rights Agreement, dated as of March 24, 1997, between Chad Therapeutics, Inc. and American Stock Transfer & Trust Company, as Rights Agent, including the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A and B, respectively.





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                                   SIGNATURE

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized.



                                               CHAD THERAPEUTICS, INC.
                                               (Registrant)


    Date:    April 25, 1997                    /s/ Charles R. Adams
                                               ------------------------------
                                               Charles R. Adams
                                               Chief Executive Officer





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
                                 EXHIBIT INDEX


   Exhibit                                                                            Sequential
      No.                                   Exhibit                                    Page No.
   -------                                  -------                                   ----------
      1.       Rights Agreement, dated as of March 24, 1997, between Chad                   9
               Therapeutics, Inc. and American Stock Transfer & Trust Company, as
               Rights Agent, including the form of Rights Certificate and the
               Summary of Rights attached thereto as Exhibits A and B,
               respectively.





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